April 2019

To Hecla Mining Shareholders:

The United Steelworkers (USW) urges shareholders to vote FOR:

•	Proposal 5, Approval of Amendments to our Certificate of Incorporation and Bylaws to Remove Certain 80% Supermajority Voting Provisions.

•	Proposal 6, Approval of Amendments to Our Certificate of Incorporation and Bylaws to Permit Shareholders to Call Special Meetings of Shareholders under Certain Circumstances.

•	Proposal 7, Approval of Amendments to our Certificate of Incorporation and Bylaws to Declassify Our Board of Directors and Provide for the Annual Election of Directors.

Proposals 5, 6, and 7 listed on Hecla Mining’s 2019 Proxy Statement share a common purpose: to allow shareholders the opportunity to more effectively advocate for positive change in the company. Currently, all three proposals require the “80% Supermajority Voting Provision” be reached in order for them to be enacted. As detailed below, this threshold is highly unlikely to be achieved.

Proposal 5 seeks to lower the 80% supermajority threshold that impacts who may call a special meeting of shareholders to a 66% threshold. We urge shareholders to approve this proposal to lower the bar needed to enact changes that are supported by a vast majority of voters.

Proposal 6 seeks to permit shareholders to call special meetings under certain circumstances. Similar proposals were put to a vote at the company in 2014, 2016, 2017, and 2018. They received about 96.6%, 97.7%, 97.9% and 98.5% support out of votes for and against, respectively, but none were enacted because the total number of votes cast did not reach the 80% supermajority threshold of all outstanding votes required.

Proposal 7 asks shareholders to approve amendments to the Certificate of Incorporation and Bylaws to declassify the board of directors and have each stand for election annually. A proposal urging the company to take the steps necessary to do this was submitted by shareholders in 2018, receiving approximately 94% of the vote. The company has indicated that they plan to substantially implement the 2018 proposal with Proposal 7 this year. However, again, this requires an 80% supermajority of all outstanding shares.

We believe the Board of Directors should be more accountable to shareholders. If the board wanted to respect the wishes of its owners to end the 80% supermajority, it could actively solicit votes to ensure the voting threshold is reached. Our company has seen its share value plummet in recent years. The value of a share of Hecla Mining stock is worth approximately 65% less than it was in early 2017. While many companies share values have recovered from the Great Recession, a share of Hecla Mining stock is worth about 80% less than it was approximately 10 years ago.1

Additionally, CEO and Director Phillips Baker Jr.’s involvement as a high ranking executive in the now bankrupt Pegasus Gold has resulted in the Montana Department of Environmental Quality labeling both him and our company as a “Bad Actor” in mining, potentially preventing Hecla from developing new mines in the state without reimbursing the state for tens of millions of dollars in cleanup costs for former Pegasus Gold mines.2

As owners of common stock, Hecla Mining shareholders should be able to influence real change in the company. However, due to Hecla Mining’s arbitrary rules, even when shareholder proposals regularly receive over 94% of the votes cast, they fail to be enacted.

We urge you to vote FOR Proposals 5, 6, and 7.

1. https://finance.yahoo.com/quote/HL/

2. https://www.mtpr.org/post/hecla-mining-co-violated-bad-actor-law-state-regulators-say

The USW represents workers at Hecla Mining’s Lucky Friday Mine who have been on strike for over two years. The USW and some of our members are holders of Hecla Mining stock and one of our members employed at Lucky Friday filed the 2018 shareholder proposal to declassify the board of directors. For more information, please contact Steven McCloud at 412-562-2424 or smccloud@usw.org

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card.